Prospectus Supplement No. 3 (to Prospectus dated April 23, 2010)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-162582

ALEXZA PHARMACEUTICALS, INC.

Common Stock

This Prospectus Supplement No. 3 supplements and amends the prospectus dated April 23, 2010 (the “Prospectus”), as supplemented and amended by that certain Prospectus Supplement No. 1 dated October 26, 2010 and that certain Prospectus Supplement No. 2 dated March 15, 2011 (together the “Supplements”), that forms a part of our Registration Statement on Form S-3 (Registration No. 333-162582), relating to the to the offer and sale of up to 15,403,324 shares of our common stock, which includes up to 7,296,312 shares of our common stock issuable upon the exercise of warrants, by the selling stockholders listed on page 6 of the Prospectus, as amended by the Supplements, including their donees, pledgees, transferees or other successors-in-interest. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus, the Supplements and this prospectus supplement. We will, however, receive the net proceeds of any warrants exercised for cash.

This prospectus supplement should be read in conjunction with the Prospectus and the Supplements. This prospectus supplement updates and supplements the information in the Prospectus and the Supplements. If there is any inconsistency between the information in the Prospectus, the Supplements and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and the Supplements, including any amendments or supplements thereto.

Our common stock is traded on the Nasdaq Global Market under the trading symbol “ALXA.” On November 30, 2011, the last reported sale price of our common stock was $0.9993 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties incorporated by reference into the Prospectus under the heading “Risk Factors” contained on page 4 of the Prospectus, and under similar headings in the other documents that are filed after the date of the Prospectus and incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of the Prospectus, the Supplements or this prospectus supplement. Any representation to the contrary is a criminal offense.

We are filing this prospectus supplement to reflect the transfer by The Conus Fund (QP), L.P. of a warrant and the 196,110 shares of common stock registered for such entity that are issuable upon exercise of such warrant, pursuant to the Prospectus, effective November 30, 2011, to Conus Special Opportunities L.L.C. in the amounts set forth below. This prospectus supplement does not impact any other selling stockholders set forth in the table appearing under the caption “Selling Stockholders” on page 6 of the Prospectus, as amended and supplemented by the Supplements, other than to update the ownership information for the entities related to The Conus Fund to reflect information provided to us by such entities as of November 30, 2011. Such table, as so amended and supplemented, we refer to herein as the Selling Stockholder Table.

The Selling Stockholder Table is hereby amended and supplemented by (i) amending the reference therein to “The Conus Fund, L.P.” to read in its entirety as set forth in the table below, (ii) amending the reference therein to “The Conus Fund Offshore Master Fund Limited” to read in its entirety as set forth in the table below, (iii) deleting the reference therein to “The Conus Fund (QP), L.P.” and the shares held by such entity, (iv) adding the selling stockholder “Conus Special Opportunities L.L.C.” identified in the table below, (v) amending the reference therein to “The Conus Funds Total” to read in its entirety as set forth in the table below, (vi) amending footnotes (13) and (14) to read in their entirety as set forth below and (vii) deleting footnotes (15) and (16) in their entirety. For purposes of this prospectus supplement, the applicable percentage of ownership in the table below for each selling stockholder is based upon (x) an aggregate of 72,136,338 shares of our common stock issued and outstanding as of November 30, 2011 and (y) the shares of common stock issuable to such selling stockholder upon exercise of the warrants held by such selling stockholder.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before the Offering	Maximum Number of Shares of Common Stock to be Offered	Number of Shares of Common Stock Beneficially Owned After the Offering	Percentage Ownership After Offering
The Conus Fund (13) (14)
The Conus Fund, L.P.	335,120	142,020	193,100	*
The Conus Fund Offshore Master Fund Limited	79,870	30,870	49,000	*
Conus Special Opportunities L.L.C.	196,110	196,110	—	*
The Conus Funds Total	611,100	369,000	242,100	*

*	Less than 1%.

(13)	Conus Partners Inc. (“Conus Partners”) serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by The Conus Fund, L.P., The Conus Fund Offshore Master Fund Limited and Conus Special Opportunities, L.L.C. Andrew Zacks is the principal and managing director of Conus Partners.
(14)	Ownership is based upon information provided by the selling stockholders on November 30, 2011.

The date of this prospectus supplement is December 1, 2011